ChampionX
11177 S. Stadium Dr.
Sugar Land, TX 77478
Tel 1-281-632-6500
championX.com

Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Ecolab lnc.

SEC File No.: 001-09328

April 29, 2020

Dear Valued Customer:

In December 2019, we announced that once ChampionX completes our split-off from Ecolab, we plan an immediate merger with Apergy, a leading oilfield technology, publicly traded company. We anticipate this process will be completed by the end of the second quarter of 2020.

With this transaction, we are uniting two complementary market leaders — Apergy’s drilling and artificial lift technology and ChampionX’s chemistry solutions — to serve oil and gas customers globally. The power of our combination is more evident now than ever before. Together, we will bring critical skill sets and offerings to your business, and we will be a healthier company with global scale and broader product offering with a strong financial profile.

We are pleased to announce that following the completion of the announced transaction, our combined company will be named ChampionX. Our organizations have been incredibly strong and well-known companies in the oil and gas industry and bring a history of success and trust. We look forward to carrying that legacy with us in the new ChampionX name.

Our new company will be united behind a common purpose of improving the lives of our employees, customers, shareholders and communities. This will set us apart as a differentiated oilfield equipment, chemicals and technology company.

Following the completion of the transaction, we will have a new ChampionX logo with different colors and elements from the previous ChampionX and Apergy logos to reflect our strong combination.

We are hard at work planning a seamless combination of our companies, but until the transaction closes, Apergy and ChampionX will operate as separate, independent businesses. We will continue to provide the comprehensive solutions and best-in-class service you’ve come to expect from us. We will keep you informed of important developments as the transaction progresses.

Thank you for your continued support of our organizations. We value your partnership and look forward to building upon it with this exciting combination for many more years to come.

Best regards,

Deric Bryant
Executive Vice President and President, ChampionX

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a definitive proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy have filed amendments, and expect to file additional amendments, to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on April 29, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.